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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             Spescom Software, Inc.
                    (formerly known as Altris Software, Inc.)
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    022091102
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                                 (CUSIP Number)

                              Norman L. Smith, Esq.
                      Solomon Ward Seidenwurm & Smith, LLP
                            401 B Street, Suite 1200
                           San Diego, California 92101
                                 (619) 231-0303
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2000
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             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

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CUSIP NO. 022091102                   13D                            PAGE 2 OF 5
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1.   Name of Reporting Persons: Forest Securities Limited
     I.R.S. Identification Nos. of above persons: Not applicable.

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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [X]
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3.   SEC Use Only:

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4.   Source of Funds (See Instructions): OO

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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                  [_]

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6.   Citizenship or Place of Organization:  Guernsey

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                           7.  Sole Voting Power
  NUMBER OF                         3,141,910
   SHARES      ---------------------------------------------------------------
BENEFICIALLY               8.  Shared Voting Power
 OWNED BY                           N/A
    EACH       ---------------------------------------------------------------
  REPORTING                9.   Sole Dispositive Power
   PERSON                           3,141,910
    WITH       ---------------------------------------------------------------
                          10.  Shared Dispositive Power
                                    N/A
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         3,141,910
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                          [_]

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13.  Percent of Class Represented by Amount in Row (11)
     9.3%
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14. Type of Reporting Person: OO


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CUSIP NO. 022091102                  13D                             PAGE 3 OF 5
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Item 1.           Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the common stock, no par value of Altris Software, Inc. (the "Company"). The principle executive offices of the Company are located at 10052 Mesa Ridge Court, Suite 100, San Diego, CA.

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Item 2.           Identity and Background.

         The entity filing this Schedule 13D is Forest Securities Limited ("Forest"). Forest is a Company licensed under the Fiduciary laws of Guernsey with Heritage Fiduciaries Limited being the principle license holder. Its business address is Polygon Hall, PO Box 135, Le Marchant Street, St. Peter Port, Guernsey, GY1 4EL.

(a) - (c), (f) Certain information concerning the directors, executive officers and control persons of Forest is set forth in Schedule A hereto and is incorporated herein by reference.

(d)-(e) During the last five years, neither Forest nor, to the knowledge of Forest, any of the persons listed on Schedule A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.           Source and Amount of Funds or Other Consideration.

         Forest acquired its shares through the cancellation of $411,904.04 of indebtedness owed to Forest by Spescom Limited ("Spescom"), a majority owner of the Company, pursuant to that certain Arrangement of Bridging Financing ("Bridge Financing Arrangement") between Heritage Trust Limited ("Heritage"), an affiliate of Forest, and Spescom dated November 25, 1999. Spescom pledged shares of the Company as security for the Bridge Financing Arrangement.

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Item 4.           Purpose of Transaction.

         Spescom entered the Bridge Financing Arrangement with Heritage to secure interim financing to acquire the 11.5% Subordinated Debenture dated June 27, 1997, as amended by the First Amendment to Subordinated Debenture dated November 1, 1998 and the Second Amendment to Subordinated Debenture dated May 7, 1999, issued by the Company to Finova Mezzanine Capital Inc. Forest performed on behalf of Heritage under the Bridge Financing Arrangement. Spescom failed to repay some of the Bridge Financing Arrangement loan, and Forest exercised its remedies under the Bridge Financing Arrangement by acquiring shares of the Company that were pledged as security.

         Forest has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

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CUSIP NO. 022091102                 13D                              PAGE 4 OF 5
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(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the issuer.

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

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Item 5.  Interest in Securities of the Issuer.

         Forest beneficially owns 3,141,910 shares of common stock of the Company, which represents approximately 9.3% of the issued and outstanding securities of the Company.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

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Item 7.  Material to be Filed as Exhibits.

         The following document is filed as an exhibit:

         Arrangement of Bridging Financing and the Provision of Other Intermediary Services between Heritage Trust Limited and Spescom Limited dated November 25, 1999.

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CUSIP NO. 022091102                  13D                             PAGE 5 OF 5
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                FEBRUARY 26, 2004
                -------------------------------------
                                          (Date)



                /S/ CASEY JONKMANS,  /S/ GERRY MACKLE
                -------------------------------------
                                          (Signature)



                CASEY JONKMANS, ASSISTANT MANAGER, HERITAGE FIDUCIARIES LIMITED
                ---------------------------------------------------------------
                AND GERRY MACKLE, FINANCE DIRECTOR, HERITAGE FIDUCIARIES LIMITED
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                                          (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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                                   SCHEDULE A
                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            FOREST SECURITIES LIMITED

            The table below sets forth name, present principle occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each director, executive officer and person or entity owning a controlling interest of Forest Securities Limited ("Forest"). Such information is also included for the directors, executive officers and control persons of any entities that own a controlling interest in Forest. Unless otherwise stated, each of the directors and executive officers is a citizen of Guernsey, and the business address of each such person is Polygon Hall, PO Box 135, Le Marchant Street, St. Peter Port, Guernsey, GY1 4EL.


DIRECTORS                             PRESENT PRINCIPLE OCCUPATION OR EMPLOYMENT
---------                             ------------------------------------------

Adelphi Limited                       Corporate Director
BVI Company

Barnham Limited                       Corporate Director
BVI Company


EXECUTIVE OFFICERS
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None


CONTROL PERSONS/ENTITIES
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Heritage Fiduciaries Limited          Fiduciary